Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
March 30, 2010

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Lincoln National Corporation
      Preliminary Proxy Statement filed March 12, 2010
      File No. 1-06028

Dear Mr. Riedler:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of March 29, 2010, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Preliminary Proxy Statement filed March 12, 2010.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Preliminary Proxy Statement filed March 12, 2010

Executive Compensation, Page 26

The 2009-2011 Performance Award Cycle, page 39

1.
We have reviewed your response regarding prior comment four.  Please supplementally provide us with an example of how the disclosure of the target level of Growth in Income from Operations per Diluted Share which you established for your 2009-2011 Performance Award Cycle, when combined with your releases of historical earnings results, would provide your competitors with information to then alter their own strategic plans accordingly to more effectively compete with you in the market place.  Alternatively, please revise your disclosure to disclose this target level.

Page
March 30, 2010
In re: Lincoln National Corporation

Response:

We have carefully considered the Staff’s request for us to disclose the target level of Growth in Income from Operations per Diluted Share which was established for the 2009-2011 Performance Award Cycle.  Although, as previously noted, we believe that disclosure of this information is not material in the context of our executive compensation policies or decisions because the disclosure that is currently included in the Preliminary Proxy Statement provides the material details of the compensation opportunity for our NEOs under the 2009-2011 Performance Award Cycle, we would propose revising the current disclosure provided on page 39 substantially as follows:

The Committee also set minimum, target, and maximum performance achievement levels for this measure at its March, 2009 meeting.  In setting the goals to be achieved with respect to the 2009-2011 LTI performance measure, both management and the Compensation Committee set the target at a level intended to present a substantial challenge for management.  The target level was set based on internal goals and is designed to create an appropriate incentive for our executives to create financial growth and enhanced value for shareholders. The target level was set at a twelve percent compounded annual growth rate over the three-year performance cycle period.  This target was set for compensation purposes only and does not constitute, and should not be viewed as, management’s projection of future results.  Whether we meet or exceed this target goal will depend upon performance over the entire three-year performance cycle.

The degree of difficulty for an NEO to achieve the target level of performance for the Growth in Income from Operations per Diluted Share measure over a three-year cycle can be seen by looking at historical results.  In each of the last three completed performance cycles, Growth in Income from Operations per Diluted Shares was one of 3 measures, and in each case the target level of performance for this measure was not achieved.  For the 2005-2007 Performance Cycle, this measure resulted in a payout at 35% of target, and for the 2006-2008 and 2007-2009 Performance Cycles, this measure resulted in no payout at all, which is consistent with our policy of tying incentive compensation to performance.

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If you have any questions regarding our response, please contact me directly at (484) 583-1475.

Sincerely,

/s/ Charles A. Brawley
Charles A. Brawley, III
Vice President, Assistant General Counsel & Secretary

cc:           Frederick J. Crawford, Executive Vice President & Chief Financial Officer